October 13, 2022

Via EDGAR

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Gold Resource Corp.

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 10, 2022

File No. 001-34857

Dear Mr. Hiller:

Set forth below is the response of Gold Resource Corp. (the “Company”) to the comment received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 11, 2022 (the “Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2021 that was filed via EDGAR on March 10, 2022 (the “Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2021

Exhibit 96.1

Don David Gold Mine, page 187

1.

We note your response to prior comment four states that price assumptions utilized in estimating reserves were based on "an average of the five yearly median price estimates for each of the years from 2022 through 2026," rather than "the median of a five-year street consensus average," as disclosed in the technical report summary, or an "average five-year street consensus," as disclosed in your annual report.

Based on our telephone conversation on October 5, 2022, we understand that disclosure revisions proposed in your response were intended to describe changes that would be made in future periodic filings, and did not necessarily encompass the technical report summary, although you indicated you have been considering obtaining an updated technical report summary from the qualified person for other reasons.

Mr. Karl Hiller

U.S. Securities and Exchange Commission

October 13, 2022

We believe that you should obtain and file either an updated or revised technical report summary, to include an accurate description of the price determination methodology and information sources, no later than when filing your next annual report.

Please also further modify the proposed revisions to replace the reference to "dozens of financial institutions" with the number of institutions providing the estimates utilized in selecting the medians for each commodity, and coordinate with the qualified person to ensure there is a corresponding level of clarity in the technical report summary.

Response:  The Company acknowledges the Staff’s comment and will obtain and file either an updated or revised technical report summary, to include an accurate description of the price determination methodology and information sources, no later than when filing its next annual report.  The Company will also further modify the proposed revisions to replace the reference to “dozens of financial institutions” with the number of institutions providing the estimates utilized in selecting the medians for each commodity, and coordinate with the qualified person to ensure there is a corresponding level of clarity in such updated or revised technical report summary.

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Should you have additional questions or comments, please contact the undersigned at (720) 459-3855.

Sincerely,

/s/ Kimberly Perry
Chief Financial Officer

cc:Brian Boonstra, Davis Graham & Stubbs LLP